

July 31, 2018

Via Email
Hugo Sarmiento Kohlenberger
Chief Financial Officer
Corporación Andina de Fomento
Torre CAF
Avenida Luis Roche, Altamira
Caracas, Venezuela

> **Re:** **Corporación Andina de Fomento**
> **Amendment No. 1 to Registration Statement under Schedule B**
> **Filed July 24, 2018**
> **File No. 333-225593**

Dear Mr. Sarmiento Kohlenberger:

We have limited our review of your registration statement to the issue we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement under Schedule B

Recent Developments Relating to Sanctions, page 14

1.	We note your response to comment 2 in our letter dated July 2, 2018. Please include a similar statement in the registration statement concerning any material risk that U.S. investors in CAF's debt securities could be regarded as indirectly purchasing prohibited securities for purposes of current U.S. sanctions with respect to loans extended to the Government of Venezuela.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

/s/ Ellie Quarles

Ellie Quarles
Special Counsel

cc: Robert S. Risoleo, Esq.
        Sullivan & Cromwell LLP